

                                   EXHIBIT 12

           BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (IN MILLIONS, EXCEPT RATIO AMOUNTS)
                                  (UNAUDITED)



                                               Three Months Ended
                                                   March 31,
                                                -----------------
                                                  1996     1995
                                                 -------  -------
Earnings:

  Pre-tax income                                 $   306  $   165

  Add:
    Interest and fixed charges,
      excluding capitalized interest                  75       43

    Portion of rent under long-term
      operating leases representative
      of an interest factor                           44       28

    Amortization of capitalized interest               1        -

  Less:  Undistributed equity in earnings
           of investments accounted for
           under the equity method                     2        -
                                                  -------  -------

  Total earnings available for fixed charges     $   424  $   236
                                                  =======  =======

Fixed charges:

  Interest and fixed charges                     $    79  $    44

  Portion of rent under long-term operating
    leases representative of an interest
    factor                                            44       28
                                                  -------  -------

  Total fixed charges                            $   123  $    72
                                                  =======  =======

Ratio of earnings to fixed charges                  3.45x    3.28x